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                                         Filed by Carolina Power & Light Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                Subject Company:  Carolina Power & Light Company
                                                   Commission File No. 001-03382



On March 6, 2000, Carolina Power & Light Company issued the following press release:

JOE RICHARDSON TO HEAD FLORIDA OPERATIONS FOR THE COMBINED CP&L/FLORIDA PROGRESS

RALEIGH, N.C., March 6 -- Carolina Power and Light ("CP&L") [NYSE: CPL] announced today that Joe Richardson, currently the president and CEO of Florida Power Corp. [NYSE: FPC] and group vice president of Florida Progress Corp.
(FPC), will head the Florida operations of the new combined company once CP&L's acquisition of Florida Progress is completed this fall. In August 1999, CP&L and FPC announced a share exchange agreement that would combine the two companies.

"Joe Richardson is a respected leader at Florida Power and in the community and is the right person to lead CP&L's Florida operations," said William Cavanaugh, CP&L chairman, president and chief executive officer. "This is a clear signal that we're moving quickly to take the best of both companies and establish a leadership team to guide this new regional powerhouse in the dynamic and changing energy industry."

Richardson said, "I know this combination is best for the company long-term, and I'm going to give it all my effort to ensure its success. I'm looking forward to being part of a company that is well-positioned to be a powerful competitor in the Southeast."

Richardson's title will remain president and CEO of Florida Power Corporation in the combined company, and he will report directly to Cavanaugh. More details about Richardson's responsibilities, as well as the leadership of the new, combined company, will be provided in the near future.

Richardson has held both utility and non-utility leadership positions during his 24-year tenure at Florida Progress and Florida Power. He joined the company in 1976 as assistant counsel. In 1986 Richardson became vice president of Talquin Corporation, FPC's former real estate subsidiary. He was named president and CEO of Talquin in 1990. In 1993, Richardson returned to Florida Power as senior vice president of Legal and Administrative Services. He has headed Florida Power operations since 1996 when he was named president and COO. He became president and CEO in 1997, a position he has held ever since.


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Richardson, 50, holds a bachelor's degree in economics from Cornell University and a juris doctorate from Florida State University. Joe and his wife Karen have been married for 28 years and have three grown children. He also is active in various community organizations, including serving as a board member of the Florida Chamber of Commerce and Pinellas Education Foundation. Richardson also is an executive committee member of the Tampa Bay Partnership, a regional economic development agency.

Florida Progress is a FORTUNE 500 diversified utility holding company based in St. Petersburg, Florida. Its principal subsidiary is Florida Power, the state's second largest electric utility serving 1.4 million customers in central and northern Florida. Diversified operations include coal mining, synthetic fuel production, rail services, and marine and energy operations.

Carolina Power & Light (CP&L), headquartered in Raleigh, North Carolina, provides energy to one of the fastest growing regions in the country. Its 30,000 square mile service area reaches about half of North Carolina and about one-fourth of South Carolina. CP&L is engaged in the generation, transmission, distribution and sale of electricity to 1.2 million customers. CP&L also provides natural gas though a wholly owned subsidiary to 178,000 customers. CP&L's diversified operations include Interpath, a network-based application service provider and Strategic Resources Solutions, an integrated facility- and energy-management solutions company. Additional information on CP&L can be found at http://www.cplc.com

In connection with the share exchange between CP&L Energy and Florida Progress, Carolina Power & Light and Florida Progress have filed with the Securities and Exchange Commission (the "SEC") a preliminary joint proxy statement/prospectus. CP&L Energy will file a Registration Statement on Form S-4 and Florida Progress will file a definitive proxy statement each of which will contain the definitive joint proxy statement/prospectus of CP&L Energy and Florida Progress in addition to other relevant documents concerning the share exchange with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by Carolina Power & Light and CP&L Energy with the SEC can be obtained by contacting Carolina Power & Light and CP&L Energy at the following address and telephone number:
Shareholder Relations, 411 Fayetteville Street, Raleigh, North Carolina
27601, telephone: (800) 662-7232. Documents filed with the SEC by Florida Progress can be obtained by contacting Florida Progress at the following address and telephone number: Investor Services, P.O. Box 14042 (BT11B), St. Petersburg, Florida 33733, telephone: (800) 937-2640. READ THE DEFINITIVE
JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION
CONCERNING THE SHARE EXCHANGE.

        CP&L Energy, its officers, directors, employees and agents may be soliciting proxies from CP&L Energy shareholders in connection with the share exchange. Information concerning the participants in the solicitation is set forth in the preliminary joint proxy statement/prospectus filed by Carolina Power & Light with the SEC on March 6, 2000.

Florida Progress, its officers, directors, employees and agents may be soliciting proxies from Florida Progress shareholders in connection with the share exchange. Information concerning the


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participants in the solicitation is set forth in the preliminary joint proxy statement/prospectus filed by Florida Progress with the SEC on March 6, 2000.